Filed by Interxion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Interxion Holding N.V.

Filer’s SEC File No.: 001-35053

Date: March 9, 2015

This filing relates to a proposed business combination

involving TelecityGroup plc and Interxion Holding N.V.

FINAL Project Element Employee Letter

March 9, 2015

Fellow Interxion Employees,

I am pleased to share some exciting news with you. Today, we announced that we have reached a binding agreement to merge with TelecityGroup, creating an even stronger provider of data centre services across Europe. A copy of the press release we issued this morning is attached.

First and foremost, I want to emphasize that this transaction is a reflection of Interxion’s successful execution, customer focus and the strength of our talented team. Thanks to our collective accomplishments, we now have a tremendous opportunity with TelecityGroup to become an even greater force in the industry. The fundamental drivers of our industry are evolving rapidly as enterprise data and digital applications migrate to the cloud. By combining with TelecityGroup, we will be able to serve the needs of our multi-faceted customers seeking to address global markets. In short, this combination is about building on the strengths of each company to accelerate growth and deliver even greater value to all of our stakeholders – including you, our valued employees.

In terms of next steps, we expect the transaction to close in the second half of 2015, subject to shareholder and regulatory approvals. I will serve as Chief Executive Officer of the combined company for a period of 12 months while an appropriate successor can be identified and recruited.

Until the transaction closes, we will continue to operate as an independent company and it remains business as usual at Interxion. The strong financial results we announced last week demonstrate the meaningful progress we’ve made on our key strategic priorities and our ability to successfully execute on our plans. Looking ahead, each of us has an important responsibility to continue to deliver services that our customers can rely on and trust.

As a reminder, this announcement is likely to generate increased interest in our company among members of the media and financial community. As always, it is important that we speak with one voice and ask that you please forward any inquiries from outside parties to Marion de Venster or investors to Jim Huseby.

Your management team remains committed to keeping you informed as we move through this process. In due time, you will receive more information. In the meantime, just continue doing your job in the same fantastic way that you have been.

On behalf of the Board and management team, I thank you for your continued commitment to our company. It is because of your hard work and dedication that we have reached this important milestone.

Thank you for your support,

David

David Ruberg | CEO

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including any statements related to the proposed transaction and the expected benefits or estimated synergies resulting from the proposed transaction. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results and future events to differ materially from Interxion’s expectations are the risks detailed herein and other risks described from time to time in Interxion’s filings with the United States Securities and Exchange Commission (the “SEC”). In addition, there can be no assurance that the proposed business combination will be completed in a timely manner, or at all.

Interxion does not assume any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable United Kingdom regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. No prospectus is required in accordance with Directive 2003/71/EC, as amended, in connection with this communication.

Important Information

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares as described in this communication. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the SEC and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

IF AN OFFER IS MADE, SHAREHOLDERS OF INTERXION ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.telecitygroup.com. This communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, TelecityGroup may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.